Fortuna to acquire Goldrock Mines Corp.

  Sourcing continued low cost precious metals production growth

Vancouver, June 7, 2016: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) (“Fortuna”, the “Company”) and Goldrock Mines Corp. (TSX.V:GRM) (“Goldrock”) are pleased to announce that they have entered into a definitive agreement (the “Arrangement Agreement”) pursuant to which Fortuna has agreed to acquire all of the issued and outstanding common shares of Goldrock (the “Arrangement”). Goldrock’s principal asset is the 100% owned Lindero Project located in Salta Province, Argentina. The Lindero Project is an open pit, heap leach gold project with a completed 2016 feasibility study which has been granted the environmental permit necessary for development of the project.

Transaction Highlights:

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Acquisition provides for continued expansion of low cost production

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Fortuna will be focused on bringing the Lindero project into production by 2018

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Potential production of approximately 26.5 Moz of silver equivalent (or approximately 346 koz of gold equivalent) annually by 2018 1

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Pro Forma all-In Sustaining Cost (“AISC”) of less than US$10/oz silver equivalent (or approximately US$765/oz gold equivalent)2

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Combined company with two operating mines and a development project  in three top mining jurisdictions in the Americas

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Development of the Lindero project benefits from Fortuna’s financial flexibility through a strong balance sheet, zero net debt,  and strong free cash flow generation

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Shareholders representing approximately 26% of Goldrock shares have agreed to support the transaction

The combination of Fortuna and Goldrock is expected to expand Fortuna’s already low cost silver equivalent production, and will add an asset with over 10 years of reserve mine life, the ability to add significant free cash flow once constructed, and property and district scale exploration opportunities.

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1 Assumes 2018 as first full year of Lindero gold production of 127 koz from the Lindero Technical Report and Fortuna production of 9.1 Moz silver, 51 koz gold production, 25 Mlb lead production, and 33 Mlb zinc production using $1,150/oz gold, $15.00/oz silver, $1.0/lb lead, $1.0/lb zinc for metal equivalency

2 Corresponds to 2018 estimated Fortuna AISC of $11.6/oz silver equivalent or $9.2/oz silver net of by-product credits and Lindero first full year of production AISC OF $549/oz gold

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Under the terms of the Arrangement Agreement, each common share of Goldrock (a “Goldrock Share”) will be exchanged for 0.1331 (the “Exchange Ratio”) of a Fortuna common share (a “Fortuna Share”). Based on the closing prices of Fortuna Shares and Goldrock Shares on the Toronto Stock Exchange (“TSX”) and TSX Venture exchange (“TSX-V”) respectively on June 6, 2016, the consideration to be received by the Goldrock shareholders pursuant to the Arrangement represents the equivalent of C$1.08 per Goldrock Share. The consideration to be received by holders of Goldrock Shares represents premiums of 58.2% based on the June 6, 2016 closing price of Goldrock Shares on TSX-V and 84.6% based on the 20-day volume-weighted average trading price of Goldrock Shares on the TSX-V as of June 6, 2016. The Exchange Ratio implies a total equity value for the Arrangement of approximately C$129 million on a fully-diluted in-the-money basis. Following completion of the transaction, each warrant to purchase a Goldrock Share will instead represent a right to receive 0.1331 of a Fortuna share. All options to purchase a Goldrock Share are in-the-money and will be exercised on or prior to completion of the Arrangement.

Benefits to Fortuna Shareholders

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Lindero 2016 Feasibility Study: 26% after-tax IRR and NPV5% of US$152M (US$1,200/oz gold)

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Fortuna has identified upfront capital project opportunities, which may marginally reduce the project IRR, but also improve the project’s risk profile

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Pro Forma 2018 annual production of 26.5 million silver equivalent ounces including base metals (28% 3-year CAGR vs 2015)

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Accretive to Fortuna on all key metrics including net asset value, reserves, resources and adjusted cashflow basis to Fortuna shareholders

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Increases precious metals equivalent reserve base by +200%

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Property and district scale exploration opportunities

Benefits to Goldrock Shareholders:

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Immediate premium to Goldrock shareholders of 58.2% based on the closing price of Fortuna and Goldrock on June 6, 2016 and 84.6% based on the 20-day volume-weighted average price of Goldrock on June 6, 2016

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Exposure to Fortuna’s asset portfolio of operating mines, in particular the low cost San Jose Mine, and diversifies Goldrock’s single-asset and development-stage risks, as well as metal exposure

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Enhanced financial position with Fortuna’s strong balance sheet, free cashflow from Fortuna’s producing mines and access to low cost credit facilities

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Construction of the Lindero Project will benefit from the combined Fortuna and Goldrock Latin American mine development and operating expertise

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Increased trading liquidity with an enhanced and more robust capital markets profile

Jorge Ganoza, President & CEO of Fortuna, stated: “We are very pleased to bring this transaction forward for our shareholders. Fortuna has remained disciplined in its growth initiatives while building and preserving a robust balance sheet and positioning the Company for the value-creating opportunities that complement our existing portfolio of high-quality assets.” He added, “We believe the addition of the low-cost, long-life Lindero gold Project provides such an opportunity while underpinning an industry leading business. The combination has the potential to expand our low cost production with significant free cash flow generation and diversified production, which will allow Fortuna to become one of the lowest cost precious metals producers globally.”

Paul Matysek, President and CEO of Goldrock, stated:  “We are very excited to combine Goldrock with Fortuna. This transaction provides our shareholders with an immediate premium while retaining exposure to longer term value creation that the Lindero Project will offer to the merged company. I am very proud of the tireless work exerted by the Goldrock team who has nurtured this quality asset under challenging conditions from discovery to development stage.  We look forward to Fortuna constructing and commissioning this mine.”

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Transaction Summary

The proposed business combination will be effected by way of a Plan of Arrangement completed under the Business Corporations Act (British Columbia). The Arrangement will be subject to the approval of at least 66-⅔% of the votes cast by holders of Goldrock Shares at a special meeting of Goldrock shareholders expected to take place at the end of July 2016. In addition to the shareholder approvals, the Arrangement is also subject to the receipt of certain regulatory, court and stock exchange approvals and other closing conditions customary in transactions of this nature.

The Arrangement Agreement has been unanimously approved by the boards of directors of each of Goldrock and Fortuna. Fort Capital Partners has provided a fairness opinion to the board of directors of Goldrock that, subject to the assumptions, limitations and qualifications set out in such fairness opinion, the consideration under the Transaction is fair, from a financial point of view, to the Goldrock shareholders.

The directors and executive officers of Goldrock, as well as Goldrock’s major shareholders including Orion Mine Finance and Waterton Global Resource Management holding in aggregate approximately 26% of Goldrock’s outstanding common shares have entered into customary voting support agreements in favour of the Arrangement.

The Arrangement Agreement includes customary deal protection provisions including a non-solicitation covenant on the part of Goldrock and gives Goldrock the right to accept a superior proposal in certain circumstances and terminate the Arrangement Agreement. Fortuna has a six day right to match any superior proposal. The Arrangement Agreement also provides for the payment by Goldrock of a C$7.0 million termination fee if the Arrangement Agreement is terminated in certain circumstances and a reciprocal expense reimbursement of C$1 million payable under certain circumstances.

Further information regarding the Arrangement will be contained in an information circular that Goldrock will prepare, file and mail in due course to the Goldrock shareholders in connection with the special meeting of the Goldrock shareholders to be held to consider the Arrangement. All shareholders are urged to read the information circular once available as it will contain additional important information concerning the Arrangement. The Arrangement Agreement will be filed on the SEDAR.

Advisors and Counsel

Raymond James Ltd. is acting as the exclusive financial advisor to Fortuna. Blake, Cassels & Graydon LLP is acting as legal counsel to Fortuna. Fort Capital Partners and Axemen Resource Capital Ltd. are acting as financial advisors to Goldrock. Stikeman Elliott LLP is acting as legal counsel to Goldrock.

On behalf of the Board of Directors of Fortuna Silver Mines

By: “Jorge Ganoza”

President and CEO

On behalf of the Board of Directors of Goldrock Mines

By: “Paul Matysek”

President and CEO

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Conference Call and Webcast Information

Fortuna will host a conference call on Wednesday, June 8 at 9:00 a.m. (Toronto, Canada time) for members of the investment community to discuss the business transaction.

A copy of the transaction investor presentation will be made available on the Fortuna website prior to the conference call.

Webcast Participants

To register, please copy and paste the link below into your browser:

http://www.investorcalendar.com/IC/CEPage.asp?ID=175071

Teleconference Participants (required for those who wish to ask questions)

Date: Wednesday, June 8, 2016

Time: 6:00 a.m. Pacific | 9:00 a.m. Eastern

Dial in number (Toll Free): +1.877.407.8035

Dial in number (International): +1.201.689.8035

Replay number (Toll Free): +1.877.660.6853

Replay number (International): +1.201.612.7415

Replay Passcode: 13639093

Playback of the webcast will be available until September 8, 2016. Playback of the conference call will be available until June 22, 2016 at 11:59 p.m. Eastern. In addition, a transcript of the call will be archived in the Company’s website: http://www.fortunasilver.com/s/financial_reports.asp.

For further information please contact:

Fortuna Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Goldrock:

Bassam Moubarak, Chief Financial Officer: 1-604-681-4462

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America. Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico. The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit our website at www.fortunasilver.com.

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About Goldrock Mines Corp.

Goldrock Mines Corp. is an emerging gold producer focused on the development of its 100% owned Lindero gold deposit located in Salta province, northwestern Argentina. The company has been granted the primary mining permit by the Salta provincial government allowing the Company to develop the Lindero open pit, heap leach gold mine. The company also has secondary permits in place for process water extraction, road construction, building and electrical permits. In addition, the company has received formal public declaration of support for the Lindero development by a Salta provincial government decree recognizing Lindero as the priority development project for Salta province. With the HPGR unit delivered into Argentina, the purchase of land in Pocitos, the completion of water supply wells and basic engineering including the preparation of construction bid packages, the company is positioning itself for a smooth transition to full construction. The focused activity taken by the company to date has significantly de-risked the remaining construction and development schedule deliverables for the project. Average annual gold production is anticipated to average 128,000 ounces over the first three years of production and to average 108,000 ounces during the first nine years. Total mine life is estimated at over 12 years, with significant exploration potential both at Lindero and the adjacent Arizaro deposit which has the potential to use the planned Lindero infrastructure.

2016 Lindero Project Feasibility Study Highlights

Cautionary Statement for Public Release

Certain information contained in this public release may be deemed “forward-looking” within the meaning of applicable securities laws. Forward-looking statements and information relate to future events and future performance and reflect Fortuna’s and Goldrock’s expectations regarding the generation of free cash flow, execution of business strategy, future development and construction, future growth, future production, estimated costs, results of operations, business prospects and opportunities of Fortuna and Goldrock. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements.

Specific forward-looking statements in this public release include the expected timing for production at the Lindero Project, 2018 production estimates, 2018 AISC estimates, expectations with respect to the accretive nature of the Arrangement, enhancements to the financial position of Fortuna, impact of identified upfront capital project opportunities, mine life at the Lindero Project, increased trading liquidity

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and relative market position of the combined company, the completion of construction of the Lindero Project, the completion of the Arrangement and the estimated compound growth rate. Metals prices assumed for equivalency are US$1,150/oz gold, US$15.00/oz silver and US$2,200/t zinc and lead.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those expressed in the forward-looking statements and information. They include, among others, the accuracy of mineral reserve and resource estimates and related assumptions, inherent operating risks, the failure to obtain shareholder, regulatory or court approvals in connection with the Arrangement, adverse changes in the construction timetable or progress at the Lindero Project, and those risk factors identified in Fortuna’s most recent Annual Information Form prepared and filed with securities regulators which is available on SEDAR at www.sedar.com under Fortuna’s name and risks disclosed in information circular for the meeting of Goldrock shareholders that will be filed on SEDAR under Goldrock’s name in due course.

There are no assurances Fortuna and Goldrock can fulfil forward-looking statements and information. Such forward-looking statements and information are only predictions based on current information available to the respective management teams as of the date that such predictions are made; actual events or results may differ materially as a result of risks facing Fortuna and Goldrock, some of which are beyond Fortuna’s or Goldrock’s control. Although the Fortuna and Goldrock believe that any forward-looking statements and information contained in this press release are based on reasonable assumptions, readers cannot be assured that actual outcomes or results will be consistent with such statements. Accordingly, readers should not place undue reliance on forward-looking statements and information. Fortuna and Goldrock expressly disclaim any intention or obligation to update or revise any forward-looking statements and information, whether as a result of new information, events or otherwise, except as required by applicable securities laws. The information contained in this release is not investment or financial product advice.

The scientific and technical data contained in this news release has been reviewed and approved by the following independent Qualified Persons under NI 43-101: Edwin Gutierrez, Technical Services Corporate Manager for Fortuna Silver Mines Inc. Mr. Gutierrez is a Registered Member of the Society for Mining, Metallurgy and Exploration, Inc. (SME Registered Member Number 4119110RM) and is responsible for ensuring that the scientific and technical information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

The scientific and technical data contained in this news release has been reviewed and approved by the following independent Qualified Persons under NI 43-101: David Keough, F.AusIMM (CP), COO and a Director of Goldrock Mines Corp., is Goldrock’s designated Qualified Person.